UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number 001-39514

CUSIP Number 83407F101

(Check One):  ☐  Form 10-K  ☐  Form 20-F  ☐  Form 11-K  ☒  Form10-Q  ☐  Form 10-D  ☐  Form N-CEN  ☐  Form N-CSR

For Period Ended:          March 31, 2021

☐   Transition Report on Form 10-K

☐   Transition Report on Form 20-F

☐   Transition Report on Form 11-K

☐   Transition Report on Form 10-Q

For the Transition Period Ended: ____________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I – REGISTRANT INFORMATION

Software Acquisition Group Inc. II
Full Name of Registrant

N/A
Former Name, if Applicable

1980 Festival Plaza Drive Ste. 300
Address of Principal Executive Office (Street and Number)

Las Vegas, Nevada 89135
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attached Extra Sheets if Needed)

Software Acquisition Group Inc. II (the “Company”) has determined that it is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2021 (the “2021 Form 10-Q”) by the prescribed due date for the reasons described below.

On April 12, 2021, the staff of the Securities and Exchange Commission (the “SEC”) issued a statement regarding the accounting and reporting considerations for warrants issued by special purpose acquisition companies entitled “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies” (the “SEC Statement”). As a result of the SEC Statement, the Company’s management reevaluated the accounting treatment of (i) the 8,625,000 redeemable warrants that were included in the units issued by the Company in its initial public offering (the “Public Warrants”) and (ii) the 5,200,000 redeemable warrants that were issued in a private placement (the “Private Warrants”, collectively with the Public Warrants, the “Warrants”) in accordance with Accounting Standards Codification (“ASC”) 815-40, Derivatives and Hedging: Contracts in an Entities Own Equity. ASC 815-40 states entities must consider whether to classify contracts that may be settled in its own stock, such as warrants, as equity of the entity or as an asset or liability. The Company previously accounted for the Warrants as components of equity.

As previously disclosed, the Company intends to file restated financial statements as of and for the period from June 16, 2020 (inception) through December 31, 2020 in Amendment No. 1 to its Annual Report on Form 10-K/A (the “Restatement”). The Company intends to file the Restatement prior to filing the Quarterly Report.

As a result of the considerable time and dedication of resources required to complete the Restatement, the Company is unable to file the Restatement and the Quarterly Report by the prescribed due date of May 17, 2021 for the Quarterly Report without unreasonable effort or expense. The Company does, however, expect to file such reports by May 24, 2021 (as the fifth calendar day after such prescribed due date is a Saturday).

The Company expects that, as a result of the Restatement, it will determine that it had a material weakness in its internal control over financial reporting as of December 31, 2020 and expects to disclose such material weakness in the Form 10-K/A.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Jonathan S. Huberman	(310)	991-4982
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Disclosures About Forward-Looking Statements

This Notification of Late Filing on Form 12b-25 contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and such statements are intended to be covered by the safe harbor provided by the same. These statements are based on the current beliefs and expectations of the Company’s management and are subject to significant risks and uncertainties. The above statements regarding the correction of errors in the Company’s financial statements related to the accounting treatment of the public warrants and private placement warrants, as well as the effect of the revision on any periodic SEC filings, including the timing of filing such reports, constitute forward-looking statements that are based on the Company’s current expectations. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause future events to differ materially from those in the forward-looking statements, many of which are outside of the Company’s control. These factors include, but are not limited to, a variety of risk factors affecting the Company’s business and prospects, see “Risk Factors” in the Company’s annual, quarterly reports and subsequent reports filed with the SEC, as amended from time to time. The Company does not undertake to update the forward-looking statements to reflect the impact of circumstances or events that may arise after the date of the forward-looking statements.

Software Acquisition Group Inc. II

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 18, 2021	By:	/s/ Jonathan S. Huberman
Jonathan S. Huberman
Chief Executive Officer

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